September 11, 2023

Via EDGAR

Mr. Christopher Dunham and Ms. Jennifer Gowetski

Disclosure Review Program

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	XPeng Inc.

Form 20-F for Fiscal Year Ended December 31, 2022

Filed April 12, 2023

File No. 001-39466

Dear Mr. Dunham and Ms. Gowetski:

This letter is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated August 31, 2023, relating to the annual report of XPeng Inc. (“the Company”) on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”), which was filed with the Commission on April 12, 2023. The Company expresses its appreciation to the Staff for taking time to review the 2022 Form 20-F, and for providing the helpful comments.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment. The page numbers in the responses refer to the page numbers appearing on the bottom of 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 158

1.

We note the certification by your Chair and CEO attached as Exhibit 15.3 in connection with your required submission under paragraph (a) (the “Certification”). Please supplementally describe any materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Response:

The Company respectfully submits that as to paragraph (a), (b)(2) and (b)(3) of Item 16I of the Form 20-F, the Certification has been made based on the review of (A) the Company’s Eighth Amended and Restated Memorandum of Association (the “Memorandum of Association”); (B) the Company’s register of members (the “Register of Members”); and (C) the Schedules 13D and/or 13G filed by the beneficial owners of the Company.

United States Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program Mr. Christopher Dunham and Ms. Jennifer Gowetski

The Memorandum of Association provided that, subject to certain exceptions and conditions, each Class B ordinary share of the Company shall entitle the holder thereof to ten votes, and each Class A ordinary share of the Company shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company.

The Register of Members showed that:

•

as of March 31, 2023, the Company’s total number of ordinary shares outstanding was 1,725,550,996, comprising 1,376,842,739 Class A ordinary shares and 348,708,257 Class B ordinary shares (excluding 949,986 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan); and

•	Respect Holding Limited and Simplicity Holding Limited collectively are the record owners of all Class B ordinary shares of the Company.

Mr. Xiaopeng HE (“Mr. He”) is the sole legal and beneficiary owner of each of Respect Holding Limited and Simplicity Holding Limited, which in turn collectively hold all Class B ordinary shares of the Company. Therefore, together with his shareholding in 4,400,000 Class A ordinary shares through Simplicity Holding Limited, Mr. He is entitled to 71.8% of the voting power of our total issued and outstanding shares, and the Company is controlled by Mr. He, instead of any governmental entity in any jurisdiction.

In addition, the Certification was also made based on review of the following documents (the “Schedules 13D and/or 13G”):

•	the Schedule 13D jointly filed by Alibaba Group Holding Limited and Taobao China Holding Limited on September 7, 2020,

•

the Schedule 13G jointly filed by Pacific Rays Limited, Shanghai Keji Enterprise Management Partnership (LLP), Tianjin Hexie Qingyu Investment Management Partnership (LLP), Xizang Qingyu Venture Capital Management Co., Ltd., Kuiguang Niu, Dongliang Lin, Fei Yang and Jingbo Wang on February 10, 2021;

•	the Schedule 13G filed jointly by Mr. He and Simplicity Holding Limited on February 10, 2021;

•	the Schedule 13G jointly filed by Mr. Heng XIA and Efficiency Investment Limited on February 10, 2021; and

•

the Schedule 13G jointly filed by TMT General Partner Ltd., Morningside China TMT GP IV, L.P., Morningside China TMT Fund IV, L.P., Morningside TMT Holding IV Limited, Morningside China TMT Special Opportunity Fund II, L.P., Morningside Special IV Hong Kong Limited, 5Y Capital GP Limited, Evolution Fund I Co-investment, L.P., Evolution Special Opportunity Fund I, L.P., Shanghai Xingpan Investment Management Consulting Co., Ltd., Shanghai Chenxi Venture Capital Center (Limited Partnership), CX TMT Holding IV Limited on February 16, 2021.

United States Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program Mr. Christopher Dunham and Ms. Jennifer Gowetski

Based on review of such Schedules 13D and/or 13G together with the Registered of Members, none of the principal shareholders of the Company is owned or controlled by a governmental entity in a foreign jurisdiction, and no governmental entity in any jurisdiction has made any such filing with respect to its beneficial ownership as to the securities of the Company.

As such, based on the review of the documents above and to the best of the Company’s knowledge, it is respectfully submits that:

•	as to Paragraph (a) of Item 16I, the Company is not owned or controlled by a governmental entity in a foreign jurisdiction;

•	as to Paragraph (b)(2) of Item 16I, no governmental entity in Cayman Islands, being the jurisdiction in which the Company is incorporated, holds any share in the Company;

•	as to Paragraph (b)(3) of Item 16I, no governmental entity in the PRC has a controlling financial interest with respect to the Company; and

•	the Company did not rely upon any legal opinions or third party certifications such as affidavits as the basis of this submission.

2.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response:

The Company respectfully submits that the Company enquired each member of the board of directors of the Company and each of its consolidated foreign operating entities (each a “Relevant Director”, collectively “Relevant Directors”) to determine whether a Relevant Director is or has been an official of the Chinese Communist Party.

Based on the confirmation from each of the Relevant Directors, the Company confirmed that none of the Relevant Directors is an official of the Chinese Communist Party and did not rely on any other third party certifications.

3.

We note your statement under Item 16I that your consolidated foreign operating entities are incorporated or otherwise organized in the PRC. However, the list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries outside the PRC. Please provide the disclosures required under Item 16I(b) for yourself and your consolidated foreign operating entities in your supplemental response, or tell us how your current disclosure meets this requirement.

United States Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program Mr. Christopher Dunham and Ms. Jennifer Gowetski

Response:

The Company respectfully submits that the significant subsidiaries incorporated in jurisdictions other than the PRC, as they are included in Exhibit 8.1 to the 2022 Form 20-F (the “Offshore HoldCos”), merely serve investment holding purposes and are not operating entities. That said, the Company holds all of the issued and outstanding shares of the Offshore HoldCos or that of the intermediate entities that hold all of the issued and outstanding shares of the Offshore HoldCos. Therefore, no PRC governmental entity owns any controlling financial interest or controlling shareholding in the Offshore HoldCos. It is further submitted that none of the members of the board of directors of the Offshore HoldCos is an official of the Chinese Communist Party, and the articles of incorporation (or equivalent organizing document) of the Offshore HoldCos do not contain any charter of the Chinese Communist Party.

*    *    *

United States Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program Mr. Christopher Dunham and Ms. Jennifer Gowetski

If you have any questions or wish to discuss the foregoing, please contact us or the Company’s U.S. counsel, Mr. Ching-Yang Lin of Sullivan & Cromwell (Hong Kong) LLP at +852-2826-8606 or via e-mail at linc@sullcrom.com. Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Yeqing Zheng
Yeqing Zheng
General Counsel

cc:	Ching-Yang Lin, Esq., Partner

(Sullivan & Cromwell (Hong Kong) LLP)